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                                                                EXHIBIT 3.3


                            PRIME RESIDENTIAL, INC.

                             ARTICLES OF AMENDMENT


          Prime Residential, Inc., a Maryland corporation, its principal office in the State of Maryland is c/o United Corporate Service, 20 South Charles Street, Suite 1200, Baltimore, Maryland 21201 (hereinafter called the "corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

          FIRST:  The charter of the corporation is hereby amended by deleting
Article I in its entirety and inserting in lieu thereof the following:

                                   ARTICLE I
                                      Name

          The name of the corporation (the "Corporation") is Ambassador Apartments, Inc.

          SECOND: The charter of the corporation is hereby amended by deleting paragraph (e) of Section 4.5.5 of Article IV and inserting a new paragraph (e) of Section 4.5.5 of Article IV as follows:

               (e) Subject to Section 5.2, notwithstanding any other provisions contained in this Article IV or Section 5.3 during the period commencing on the Initial Issue Date and prior to the Restriction Termination Date, any Transfer or Acquisition of shares of

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               Common Stock (whether or not such Transfer or
          Acquisition is the result of a transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation system) that, if effective, would result in the Capital Stock being beneficially owned by less than 100 Persons (determined without reference to any rules of attribution) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Common Stock.

          THIRD:  The charter of the corporation is hereby amended by deleting
Section 4.5.9 in its entirety and inserting in lieu thereof the following:

               Section 4.5.9. Remedies Not Limited. Subject to Sections 5.1 and 5.2, nothing contained in this
          Section 4.5 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interest of its stockholders in preserving the Corporation's status as a REIT,; and

          FOURTH:  The charter of the corporation is hereby amended by deleting
Section 5.2 of Article V in its entirety and inserting in lieu thereof the following:

               Section 5.2 Exchange or Market Transactions. Nothing in Article IV or this Article V shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation system. However, as set forth in Article IV or this
          Article V certain transactions may be settled by providing Excess Common Stock.

          FIFTH: The amendment of the charter of the corporation as hereinabove set forth has been duly advised by the board of directors and approved by the stockholders of the corporation.

                                   *   *   *

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          IN WITNESS WHEREOF, Prime Residential, Inc., has caused these presents to be signed in its name and on its behalf by its President or one of its Vice Presidents and attested by its Secretary as of the 6th day of May, 1996.


                                         PRIME RESIDENTIAL, INC.

                                         By:  /s/ Richand F. Cavenaugh
                                              ----------------------------
                                                 Richard F. Cavenaugh
                                         Its:   President

ATTEST:

By:  /s/ Adam D. Peterson
    --------------------------
       Adam D. Peterson
Its:  Secretary